Washington, D.C. 20549




                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For October 3, 2005



                          Andina Bottling Company, Inc.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                           Avenida Andres Bello 2687
                               Piso 20, Las Condes
                                    Santiago
                                      Chile
                 -----------------------------------------------
                    (Address of principal executive offices)

                        Form 20-F [X]      Form 40-F [ ]




            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                              Yes [ ]      No [X]

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS

The Board of the Company resolved to distribute interim dividends.

                                MATERIAL EVENT

CORPORATE NAME                      :       EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY                 :       00124
TAXPAYER I.D.                       :       91.144.000-8
-----------------------------------------------------------------------------

The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and
Insurance:


INTERIM DIVIDEND NO. 148

As authorized by the Regular Shareholders Meeting held April 19th of this year (the "Meeting"), the Board resolved to distribute the following sums as interim dividend No. 148:

a)  $4.80 (four pesos and eighty cents) per Series A share; and

b)  $5.28 (five pesos and twenty-eight cents) per Series B share.

This dividend will be paid on account of income from the 2005 fiscal year and will be available to shareholders beginning October 26, 2005. The Shareholders Registry will close on October 20, 2005 for payment of this dividend.





Santiago, September 28, 2005



(signed)

Pedro Pellegrini Ripamonti

Chief Legal Officer

Embotelladora Andina S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                EMBOTELLADORA ANDINA S.A.

                                By: /s/ Osvaldo Garay
                                    ------------------------
                                    Osvaldo Garay
                                    Chief Financial Officer


Dated: October 3, 2005